Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ELECTION AND APPOINTMENT OF DIRECTOR

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This notice is supplemental to the notice of PetroChina Company Limited (the “Company”) dated 6 April 2016 (the “Notice”), which sets out the time and venue of the Company’s annual general meeting of 2015 (the “AGM”) and contains the resolutions to be tabled before the AGM for the approval by the Company’s Shareholders. Unless otherwise indicated, the capitalized terms used in this supplemental notice shall have the same meaning as those defined in the circular of the AGM of the Company dated 6 April 2016.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the Board of Directors (the “Board”) has proposed Mr Xu Wenrong as a candidate for the election of Director of the Company. Pursuant to applicable laws, regulations and the Articles of Association, such proposal will be submitted to the AGM for Shareholders’ consideration and approval. The AGM will be held, as have been set out in the notice of AGM of the Company dated 6 April 2016, at 9 a.m. on 25 May 2016 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC for the Shareholders to consider and, if thought fit, pass the following ordinary resolution, in addition to the resolutions set out in the Notice, as resolution number 8:

ORDINARY RESOLUTION

8. To consider and approve the election of Mr Xu Wenrong as a Director of the Company.

The term of office of Mr Xu, if elected, will be for a period of three years, commencing from the date when his appointment is approved at the AGM and expire on the date of the 2018 annual general meeting of the Company to be held in 2019. The Director’s emolument will be fixed by the Board pursuant to the authorization granted by the Shareholders at the AGM by reference to his duties, responsibilities and performance and the results of the Company.

As required under Rule 13.51(2) of the Listing Rules, the biographical details of Mr Xu Wenrong who will stand for election of Director at the AGM are set out below to enable the Shareholders to make an informed decision on the election.

Xu Wenrong, age 54, is a deputy general manager of China National Petroleum Corporation (the “CNPC”). Mr Xu participated in the work in July 1982 after he graduated from the major of Geophysical Prospection, East China Petroleum Institute. Mr Xu graduated from the major of Geological Resources and Geological Engineering, China University of Petroleum (Beijing) with a doctorate degree in June 2006. He is a professor-level senior engineer. Mr Xu served as a deputy director general of Bureau of Geophysical Prospecting of CNPC from November 1997, the director general of Bureau of Geophysical Prospecting of CNPC from December 1999, the vice chairman and president of BGP Inc., CNPC from December 2002. He was an assistant president of CNPC from January 2004, and at the same time, Mr Xu was the director general of development and research department of CNPC from September 2005, and the chairman of CNPC Services & Engineering Ltd from July 2006. He served as a director of the board, the chief of discipline & inspection group and the chairman of the labor union of China Shipping (Group) Company, and the president of China Shipping Management Cadre College from June 2011. He served as a vice president and the chief of discipline & inspection group of China Shipping (Group) Company from February 2014, and the chief of discipline & inspection group of China Shipping (Group) Company from July 2015. He has served as a deputy general manager of CNPC since January 2016.

Save as disclosed above, as at the date of this supplemental notice, Mr Xu (i) has not held any directorship in any other listed companies in the past three years; (ii) has no relationship with any other Director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company; and (iii) has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information on Mr Xu that needs to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

Save as disclosed above, no change has been made as to other information set out in the Notice.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

29 April 2016

Notes:

1.	A supplemental form of proxy in respect of the ordinary resolution mentioned above is enclosed with this supplemental notice.

2.	Shareholders are entitled to appoint one or more proxies to attend the AGM, but only one of the proxies can be designated to vote at the AGM. If the proxy being appointed to attend the AGM under the supplemental form of proxy is different from the proxy appointed under the original form of proxy and both proxies attend the AGM, the proxy validly appointed under the original form of proxy shall be entitled to vote as a proxy at the AGM.

3.	Please refer to the Notice for details in respect of other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy form, registration procedures, closure of register of members and other relevant matters in relation to the AGM.

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.